Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

OF PATH 1 NETWORK TECHNOLOGIES INC.

(Pursuant to Section 242 of the

Delaware General Corporation Law)

Path 1 Network Technologies Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify:

FIRST:    That the Board of Directors of the Corporation has duly adopted resolutions (i) authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware an amendment of the Corporation’s Certificate of Incorporation to combine each six (6) outstanding shares of the Corporation’s Common Stock, par value $0.001 per share, into one (1) share of Common Stock, par value $0.001 per share; and (ii) declaring such amendment to be advisable and recommended for approval by the Stockholders of the Corporation.

SECOND:    That, thereafter, the Stockholders of said Corporation approved the amendment by written consent of the outstanding shares in accordance with Section 228 of the Delaware General Corporation Law.

THIRD:    That the amendment was duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law by the Board of Directors and Stockholders of the Corporation.

FOURTH:    That the capital of the Corporation shall not be reduced under or by reason of said amendment.

FIFTH:    That upon the effectiveness of this Certificate of Amendment of the Certificate of Incorporation, the first paragraph (“A”) of Article 4 of the Certificate of Incorporation is hereby amended such that, as amended, said paragraph shall read in its entirety as follows:

“This Corporation is authorized to issue two (2) classes of stock, to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares that this Corporation is authorized to issue is Fifty Million (50,000,000) shares. Forty Million (40,000,000) shares shall be Common Stock, par value $0.001 per share, and Ten Million (10,000,000) shares shall be Preferred Stock, par value $0.001 per share. Effective at 12:01 a.m. EDT on July 23, 2003 (the “Effective Time”), each six shares of the Common Stock, par value $0.001 per share, of the Corporation issued and outstanding or held in treasury shall be combined into one (1) share of Common Stock, par value $0.001 per share, of the Corporation, without any action by the holders thereof. Each stockholder who, immediately prior to the Effective Time, owns a number of shares of Common Stock which is not evenly divisible by six shall, with respect to such fractional interest, be entitled to receive from the Corporation cash in an amount equal to such fractional interest multiplied by the sale price of the Common Stock last reported immediately prior to the Effective Time.”

[Signature page to follow]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Certificate of Incorporation to be executed by Frederick A. Cary, its Chairman, President and Chief Executive Officer, this 18th day of July, 2003.

PATH 1 NETWORK TECHNOLOGIES INC.

By:	/s/ Frederick A. Cary
Frederick A. Cary Chairman, President and Chief Executive Officer